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                                  July 13, 2000


Worldwide Sports and Recreation, Inc.     Worldwide Sports and Recreation, Inc.
c/o Wind Point Partners                   c/o Wind Point Partners
675 North Michigan Avenue                 One Towne Square
Suite 3300                                Suite 780
Chicago, Illinois  60611                  Southfield, Michigan  48076
Attention:  Richard Kracum                Attention:  Salam Chaudhary

                  Re:  Tender and Voting Agreement
                       ---------------------------

Gentlemen:

         Serengeti Eyewear, Inc., a New York corporation (the "Company"), Worldwide Sports and Recreation, Inc., a Delaware corporation (the "Purchaser"), and Sunshine Acquisition, Inc., a newly formed New York corporation, and a wholly-owned subsidiary of the Purchaser ("Acquisition Sub"), intend to enter an Agreement and Plan of Merger, dated on or about July 14, 2000 (the "Merger Agreement"), pursuant to which, Acquisition Sub will make a cash tender offer for a purchase price of $3.95 per share (the "Offer") to acquire all of the issued and outstanding shares of common stock of the Company (the "Shares"). In order to induce the Purchaser to enter into the Agreement, the undersigned hereby agrees not to exercise any options, warrants or other rights to acquire any Shares prior to the Effective Time. Capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed to them in the Merger Agreement.

         The terms of this letter agreement shall expire, and shall have no further force and effect, upon the first to occur of (i) the termination of the Merger Agreement, (ii) the closing of the Merger, or (iii) August 18, 2000.

                                          Very truly yours,



                                          --------------------------
                                          Jerry Werbner